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                                               P.O. Box 2600
                                               Valley Forge, PA  19482-2600

                                               610-669-1538
                                               Judy_L_Gaines@Vanguard.com




February 28, 2007


Christian Sandoe, Esq.
U.S. Securities & Exchange Commission             via electronic filing
100 F Street, N.E.
Washington, DC  20549

RE:      Vanguard Windsor Funds


Dear Mr. Sandoe,

     The following follows today's discussion about your comments regarding Post-Effective Amendment No. 109 that was filed yesterday.


Comment:          Prospectus - Plain Talk about the Portfolio Managers
                  (Windsor and Windsor II)
--------------------------------------------------------------------------------
Comment: Please verify that aside from the PMs listed in the prospectus, no one else is jointly or primarily responsible for the day to day management of fund assets.

Response:         Aside from the PMs listed in the prospectus, no one else is jointly or primarily responsible for the day to day management of fund assets.

Comment: SAI - Portfolio Manager Disclosure
--------------------------------------------------------------------------------
Comment: Please disclose modify the disclosure of other accounts managed by the PMs utilizing team approaches to put the focus more on the individual PMs and less on the team, although continue to include a mention of the team aspect of management.

Response:         We will make the modifications discussed on the phone today to address this concern.

Comment:          Tandy Requirements
--------------------------------------------------------------------------------
As required by the SEC, the Funds acknowledge that:

     o The Funds are responsible for the adequacy and accuracy of the disclosure in the filing.
     o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
     o The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact me at (610) 669-1538 with any questions or comments regarding the above responses. Thank you.

Sincerely,


Judith L. Gaines
Associate Counsel
Securities Regulation, Legal Department